ELLENOFF GROSSMAN & SCHOLE LLP
370 Lexington Avenue
New York, New York 10017
(212) 370-1300
(212) 370-7889 facsimile

                            May 18, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:		John Reynolds
Pamela Howell

	Re:	HD Partners Acquisition Company (the “Company”)
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-130531
Amendment Filed May 15, 2006

Ladies and Gentlemen:

This letter is being filed in response to the Staff’s oral comments to Amendment No. 6 to the Registration Statement filed May 15, 2006.

In this letter, we have recited summaries of the oral comments from the Staff in bold and have followed each comment with the Company’s response.

1.              Please revise the disclosure throughout the prospectus so that the disclosure is clear that the Board will seek dissolution after the expiry of the 18/24 month time periods (as the case may be and assuming that there has been no business combination) and to submit a plan of dissolution to the Company’s stockholders recommending approval of dissolution, whether pursuant to Section 280 or 281(b) of the DGCL.

Board Approval Process. To provide the Staff with further assurances of the Company’s commitment to pursue a plan of dissolution, the Company has confirmed with Delaware counsel that although it may not obtain stockholder approval for the dissolution in the charter, the Board can obligate itself to do so, and accordingly, the Company revised the amended and restated certificate of incorporation to reflect same (reserving the Company’s ability to defend and enforce claims and lawsuits under the provisions of DGCL Section 278). The Company believes this approach obviates the necessity of providing the future factors for its consideration in determining whether to dissolve. The Company will revise the prospectus to provide appropriate disclosure regarding the Board’s commitment in the amended and restated certificate of incorporation and its obligations to submit a plan of dissolution to its stockholders.

If this approach is deemed insufficient, the Company would be prepared to include the following additional disclosure in the prospectus —”In reviewing and deliberating the plan of dissolution and distribution our board will consider the following factors: (i) our purpose, design and the intent of our structure, (ii) the provisions contained in our amended and restated certificate of incorporation, (iii) the necessity to cause the release and return of the funds in the trust account to our public stockholders, which must be part of a plan of dissolution and distribution, and (iv) our need and commitment to honor the disclosure contained in the prospectus.”

Stockholder Approval. In accordance with the Staff’s request, appropriate and responsive revisions have been made throughout the prospectus confirming the necessity of seeking and obtaining stockholder approval for any plan of dissolution under the DGCL. Assuming that there is no business combination consummated within the 18/24 month time periods, the Board will seek stockholder approval of a plan of dissolution. As provided for in the amended and restated certificate of incorporation (and as disclosed in the revised prospectus), the Board has committed to pursuing a plan of dissolution assuming no business combination within the allotted time. Additionally, the prospectus has been clarified further to disclose that, subject to any obligations under the DGCL to refrain from making a determination as of the date of the prospectus, it is the current intention of the Board to recommend to the stockholders that the Company pursue dissolution pursuant to Section 281(b), because: (i) it believes there will be an amount of working capital held outside the trust which, when combined with the $750,000 available to it from the subordinated revolving line of credit agreement made available to it by its executive officers, will be sufficient to satisfy all creditor obligations, (ii) most, if not all, significant creditors of the Company will have agreed to waive any claims they may have against the funds held in trust, and (iii) to the extent that such creditors have not so agreed, the Company’s officers have agreed to indemnify the Company against any such unwaived third party claims.

2.              Please revise the disclosure to detail the process and timetable for accomplishing: (i) the Board review process of any plan of dissolution, (ii) the preparation and filing of proxy materials, (iii) the SEC review process, and (v) the notification process under applicable state (Delaware) law.

In “Proposed Business Section—Plan of Dissolution and Liquidation if No Business Combination”, the prospectus has been revised to provide disclosure advising potential investors regarding the approximate timetable for the Company to obtain stockholder approval for the plan of dissolution. Such disclosure has also been inserted in a separate risk factor.

3.              Please confirm that the Company’s amended and restated certificate of incorporation will be amended prior to “going effective” (which provision can not be amended in this respect) to provide that after the expiry of the 18/24 month time periods (assuming that no business combination has been consummated) that the General Purposes provisions thereof will be revised so that the purpose of the Company thereafter will be limited to “acts and activities necessary or appropriate to effect and implement the dissolution, liquidation and winding-up of the corporation”.

The amendment containing this language has been drafted and is ready for filing with the

Delaware Secretary of State (a copy is attached to this letter and will be filed prior to “going effective”). Disclosure throughout the prospectus will reflect this amendment and revised language. Additionally, appropriate disclosure will be included in the “Proposed Business Section—Plan of Dissolution and Liquidation if No Business Combination” section advising potential investors that in the event that any such plan submitted to stockholders is disapproved, the charter nonetheless provides for this limitation as to the Company’s purpose. The insiders will all contractually agree to vote their securities in favor of the dissolution and this will be disclosed in the prospectus. Notwithstanding the amendment, the Company will continue to be permitted to defend and enforce claims under DGCL Section 278.

4.              Should the stockholders disapprove of the plan of dissolution, please provide us with your analysis of the related 40 Act implications.

Based upon our understanding and review of the Investment Company Act of 1940, as amended (the “40 Act”) and the proposed business and purpose of the Company, the Company’s view continues to be that the Company should not be subject to the 40 Act, although it is mindful that a differing view might be taken, and consequently, if its view is challenged and turns out to be incorrect, it has continued to maintain a risk factor describing the consequences of 40 Act compliance. As part of this specific review process, the Company reviewed the concern with a particular focus on the implications of a disapproval by stockholders of a plan of dissolution, and believes, that in the context of the Company’s proposed amended and restated certificate of incorporation limiting the future purposes of the Company to “acts and activities” relating to dissolution, this should provide further comfort to the Staff that the Company will not be involved in any 40 Act activities, and that the policy considerations for the Act are not implicated in these circumstances.

The Company has also revised the associated risk factor to include the following language “By restricting the investment of the proceeds to these instruments, we intend to avoid being deemed an investment company within the meaning of the Investment Company Act of 1940. This offering is not intended for persons who are seeking a return on investments in government securities. The escrow account and the purchase of government securities for the account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our dissolution and return of the funds held in this account.”

5.              Please reconcile all of the ancillary documentation to accommodate for these revisions and to ensure consistency. Additionally, please confirm that the opinion of counsel will provide for “enforceability” with respect to the warrants and clarify the language with respect to the “validity” of issuance of the shares contained in the Units.

The Company will make all reconciling changes and amendments. We have attached changed pages to the side-letters (we attach herewith one as an example and conforming changes will be made accordingly) and the amended and restated certificate of incorporation.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Stuart Neuhauser
Stuart Neuhauser

cc:	Bruce Lederman
Eddy Hartenstein
Robert L. Meyers
Steven J. Cox
Lawrence N. Chapman
Henry Goldberg
Martin Gottlieb
Douglas Ellenoff
Michael Midura
Patricia Baldowski
Daniel Goldberg
David Eisler
Tina Prountzos